The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
Citigroup Inc.	SUBJECT TO COMPLETION, DATED JULY 16, 2015	July , 2015 Medium-Term Senior Notes, Series G Pricing Supplement No. 2015–CMTNG[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302

Range Accrual Notes Linked to 3-Month U.S. Dollar LIBOR Due August     , 2020

Overview

▪	The notes offered by this pricing supplement will pay a variable coupon at an annual rate that may be as high as the contingent rate of 2.60% to 2.70% per annum (to be determined on the pricing date) or as low as 0.00% per annum. The actual variable coupon rate for a given quarterly coupon payment date will depend on the value of 3-month U.S. Dollar LIBOR on each elapsed day during the accrual period preceding that coupon payment date. No interest will accrue on the notes on any day when 3-month U.S. Dollar LIBOR falls outside the range of 0.00% to 2.90%.

▪	The notes are unsecured senior debt securities issued by Citigroup Inc. Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Underlying rate:	3-month U.S. Dollar LIBOR
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	July , 2015 (expected to be July 28, 2015)
Issue date:	August , 2015 (expected to be August 3, 2015). See “Supplemental Plan of Distribution” in this pricing supplement for more information.
Maturity date:	August , 2020 (expected to be August 3, 2020)
Payment at maturity:	$1,000 per note plus the coupon payment due at maturity, if any
Variable quarterly coupon payments:	On each coupon payment date, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:
contingent rate ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

The variable quarterly coupon payment per note would then be equal to (i) $1,000 multiplied by the variable coupon rate per annum divided by (ii) 4.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full contingent rate, and if there are no accrual days in a given accrual period, the applicable variable coupon rate will be 0.00% per annum.

Coupon payment dates:	Expected to be the 3rd day of each February, May, August and November, beginning on November 3, 2015
Accrual period:	For each coupon payment date, the period from and including the immediately preceding coupon payment date (or the issue date in the case of the first coupon payment date) to but excluding such coupon payment date
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, the underlying rate on that elapsed day is within the underlying rate range. See “Additional Information” on the next page.
Contingent rate:	2.60% to 2.70% per annum (to be determined on the pricing date)
Underlying rate range:	0.00% to 2.90%, inclusive
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17298CCZ9 / US17298CCZ95
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)(3)
Per note:	$1,000	$10	$990
Total:	$	$	$

(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be at least $955.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive a variable underwriting fee of up to $10 for each note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers. Selected dealers not affiliated with CGMI will receive a selling concession of up to $10 for each note they sell. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to Citigroup Inc. indicated above represent the minimum per note proceeds to Citigroup Inc. for any note, assuming the maximum per note underwriting fee of $10. As noted in footnote (2), the underwriting fee is variable. The total underwriting fee and proceeds to issuer shown above give effect to the actual amount of this variable underwriting fee. You should refer to “Supplemental Plan of Distribution” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this pricing supplement together with the following documents, which can be accessed via the following hyperlinks:

Product Supplement No. IE-06-02 dated November 13, 2013

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Range Accrual Notes Linked to 3-Month U.S. Dollar LIBOR Due August , 2020

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable quarterly coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the section “Description of the Notes—Terms Related to an Underlying Rate,” and not in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Additional terms relating to the accrual condition. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if the underlying rate is not available for any reason on that day (including weekends and holidays), the underlying rate will be assumed to be the same as on the immediately preceding elapsed day (subject to the discussion in the section “Description of the Notes—Terms Related to an Underlying Rate—Discontinuance of a U.S. Dollar LIBOR Rate” in the accompanying product supplement). In addition, for all elapsed days from and including the fourth-to-last London business day in an accrual period to and including the last elapsed day of that accrual period, the underlying rate will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days. Notwithstanding statements in the accompanying product supplement that the satisfaction of the accrual condition will depend on the level of an equity index, the accrual condition for these notes is based solely on 3-month U.S. Dollar LIBOR and not on the level of any equity index.

Hypothetical Examples

The following table presents examples of hypothetical variable quarterly coupon payments based on the number of accrual days in a particular accrual period. For illustrative purposes only, the table assumes a hypothetical contingent rate of 2.60% per annum and an accrual period that contains 90 elapsed days. Your actual quarterly coupon payments will depend on the actual contingent rate, which will be determined on the pricing date, the actual number of elapsed days during the relevant accrual period and the actual underlying rate on each elapsed day. The applicable variable coupon rate for each accrual period will be determined on a per annum basis but will apply only to that accrual period.

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Variable Coupon Rate (per Annum)**	Hypothetical Variable Quarterly Coupon Payment per Note***
0	0.000%	$0.000
1	0.029%	$0.072
10	0.289%	$0.722
15	0.433%	$1.083
20	0.578%	$1.444
25	0.722%	$1.806
30	0.867%	$2.167
35	1.011%	$2.528
40	1.156%	$2.889
45	1.300%	$3.250
50	1.444%	$3.611
55	1.589%	$3.972
60	1.733%	$4.333
65	1.878%	$4.694
70	2.022%	$5.056
75	2.167%	$5.417
80	2.311%	$5.778
85	2.456%	$6.139
90	2.600%	$6.500

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the underlying rate is within the underlying rate range)

** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical contingent rate of 2.60% per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period divided by (b) 90

*** The hypothetical variable quarterly coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum divided by (ii) 4

July 2015	PS-2

Citigroup Inc.
Range Accrual Notes Linked to 3-Month U.S. Dollar LIBOR Due August , 2020

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with the underlying rate. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪	The notes offer a variable coupon rate and you may not receive any coupon payment on one or more coupon payment dates, or even throughout the entire term of the notes. Any variable coupon payment you receive on a coupon payment date will depend on the number of elapsed days during the preceding accrual period on which the accrual condition was satisfied. The accrual condition will be satisfied on a given elapsed day only if the underlying rate is within the underlying rate range on that elapsed day. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be made at a rate that is less, and possibly significantly less, than the contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be paid on the related coupon payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full contingent rate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments, since the coupon payments are variable and may be zero.

▪	No interest will accrue on the notes on any day when 3-month U.S. Dollar LIBOR exceeds 2.90%. The notes are, therefore, subject to the significant risk that 3-month U.S. Dollar LIBOR may increase from its current level. Although many factors may affect the level of 3-month U.S. Dollar LIBOR, one important factor is the monetary policy of the Federal Reserve Board. If the Federal Reserve Board raises its federal funds target rate from its current low level, the level of 3-month U.S. Dollar LIBOR is very likely to rise. If 3-month U.S. Dollar LIBOR rises to a level that exceeds 2.90%, the notes will no longer bear interest, until such time as 3-month U.S. Dollar LIBOR falls back below 2.90%. It is possible that 3-month U.S. Dollar LIBOR may increase beyond 2.90% relatively early in the term of the notes and remain above that level for the entire remaining term of the notes, so that you will not receive any interest payments for a substantial portion of the term of the notes. You should understand that 3-month U.S. Dollar LIBOR is affected by many factors, and that it may increase beyond 2.90% even in the absence of a change in the monetary policy of the Federal Reserve Board.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. The notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risk than investors in our conventional debt securities—namely, the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the

July 2015	PS-3

Citigroup Inc.
Range Accrual Notes Linked to 3-Month U.S. Dollar LIBOR Due August , 2020

notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying rate and interest rates generally. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the value and volatility of the underlying rate and a number of other factors, including interest rates generally, the time remaining to maturity of the notes and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes is not a recommendation of an investment linked to the underlying rate. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying rate is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in instruments related to the underlying rate, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying rate.

▪	The underlying rate and the manner in which it is calculated may change in the future. The method by which the underlying rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of the underlying rate or otherwise. We cannot predict whether the method by which the underlying rate is calculated will change or what the impact of any such change might be. Any such change could affect the underlying rate in a way that has a significant adverse effect on the notes.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as the discontinuance of the underlying rate, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect any coupon payment you receive. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

July 2015	PS-4

Citigroup Inc.
Range Accrual Notes Linked to 3-Month U.S. Dollar LIBOR Due August , 2020

Information About the Underlying Rate

3-month U.S. Dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market.

For information about how 3-month U.S. Dollar LIBOR will be determined on each elapsed day, see “Description of the Notes—Terms Related to an Underlying Rate—Determining a U.S. Dollar LIBOR Rate” in the accompanying product supplement.

Historical Information

The underlying rate was 0.2885% on July 15, 2015. The graph below shows the underlying rate for each day it was available from January 4, 2005 to July 15, 2015. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical performance of the underlying rate as an indication of future performance.

Historical 3-Month U.S. Dollar LIBOR January 4, 2005 to July 15, 2015

United States Federal Tax Considerations

Based on current market conditions, we expect to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Except where stated otherwise, the remaining discussion assumes that the notes are treated as variable rate debt instruments. Stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of disposition. However, the Internal Revenue Service or a court might not agree with the treatment of the notes as variable rate debt instruments. Moreover, our treatment of the notes for U.S. federal income tax purposes will be based on market conditions as of the pricing date, and the final Pricing Supplement for the notes will provide further information regarding the treatment. If the notes are not treated as variable rate debt instruments, they will instead be treated as “contingent payment debt instruments.” If the notes were treated as contingent payment debt instruments, (i) a U.S. Holder would be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note would be treated as ordinary income.

July 2015	PS-5

Citigroup Inc.
Range Accrual Notes Linked to 3-Month U.S. Dollar LIBOR Due August , 2020

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange or retirement of the notes if they comply with the applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes. You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive a variable underwriting fee of up to $10 for each $1,000 note sold in this offering. Certain broker-dealers affiliated with CGMI, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a variable selling concession, and financial advisers employed by such affiliated broker-dealers will receive a variable selling concession, of up to $10 for each $1,000 note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle three business days after the date on which the parties agree to the sale.  Because the issue date for the notes is more than three business days after the pricing date, investors who wish to sell the notes at any time prior to the third business day preceding the issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement.  Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative.

© 2015 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

July 2015	PS-6